================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2 )*




                          ESSENTIAL THERAPEUTICS, INC.
               (formerly known as Microcide Pharmaceuticals, Inc.)
               ---------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)


                                   29669A 10 8
                                  -------------
                                 (CUSIP Number)


                              Louis S. Citron, Esq.
                            New Enterprise Associates
                    1119 St. Paul Street, Baltimore, MD 21202
                                  (410)246-2927
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 April 21, 2003
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
================================================================================

                               Page 1 of 32 pages

=====================                                        ===================
CUSIP NO. 29669A 10 8                13D                     PAGE 2 OF 32 PAGES
=====================                                        ===================

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         New Enterprise Associates 10, Limited Partnership
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) [_]
                                                                  (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         WC
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) [_]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware Limited Partnership
--------------------------------------------------------------------------------
                                7    SOLE VOTING POWER

    NUMBER OF                        0 shares
      SHARES                  ------ -------------------------------------------
   BENEFICIALLY                 8    SHARED VOTING POWER
     OWNED BY
       EACH                          6,643,333 shares
    REPORTING                 ------ -------------------------------------------
      PERSON                    9    SOLE DISPOSITIVE POWER
       WITH
                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     6,643,333 shares
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,643,333 shares
-------- -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.0%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
================================================================================

=====================                                        ===================
CUSIP NO. 29669A 10 8                13D                     PAGE 3 OF 32 PAGES
=====================                                        ===================

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         NEA Partners 10, Limited Partnership
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) [_]
                                                                  (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) [_]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware Limited Partnership
--------------------------------------------------------------------------------
                                7    SOLE VOTING POWER

    NUMBER OF                        0 shares
      SHARES                  ------ -------------------------------------------
   BENEFICIALLY                 8    SHARED VOTING POWER
     OWNED BY
       EACH                          6,643,333 shares
    REPORTING                 ------ -------------------------------------------
      PERSON                    9    SOLE DISPOSITIVE POWER
       WITH
                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     6,643,333 shares
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,643,333 shares
-------- -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.0%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN
================================================================================

=====================                                        ===================
CUSIP NO. 29669A 10 8                13D                     PAGE 4 OF 32 PAGES
=====================                                        ===================

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Stewart Alsop
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) [_]
                                                                  (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) [_]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen
--------------------------------------------------------------------------------
                                7    SOLE VOTING POWER

    NUMBER OF                        0 shares
      SHARES                  ------ -------------------------------------------
   BENEFICIALLY                 8    SHARED VOTING POWER
     OWNED BY
       EACH                          6,643,333 shares
    REPORTING                 ------ -------------------------------------------
      PERSON                    9    SOLE DISPOSITIVE POWER
       WITH
                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     6,643,333 shares
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,643,333 shares
-------- -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.0%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
================================================================================

=====================                                        ===================
CUSIP NO. 29669A 10 8                13D                     PAGE 5 OF 32 PAGES
=====================                                        ===================

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         M. James Barrett
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) [_]
                                                                  (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) [_]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen
--------------------------------------------------------------------------------
                                7    SOLE VOTING POWER

    NUMBER OF                        0 shares
      SHARES                  ------ -------------------------------------------
   BENEFICIALLY                 8    SHARED VOTING POWER
     OWNED BY
       EACH                          6,643,333 shares
    REPORTING                 ------ -------------------------------------------
      PERSON                    9    SOLE DISPOSITIVE POWER
       WITH
                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     6,643,333 shares
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,643,333 shares
-------- -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.0%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
================================================================================

=====================                                        ===================
CUSIP NO. 29669A 10 8                13D                     PAGE 6 OF 32 PAGES
=====================                                        ===================

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Peter J. Barris
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) [_]
                                                                  (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) [_]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen
--------------------------------------------------------------------------------
                                7    SOLE VOTING POWER

    NUMBER OF                        0 shares
      SHARES                  ------ -------------------------------------------
   BENEFICIALLY                 8    SHARED VOTING POWER
     OWNED BY
       EACH                          6,643,333 shares
    REPORTING                 ------ -------------------------------------------
      PERSON                    9    SOLE DISPOSITIVE POWER
       WITH
                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     6,643,333 shares
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,643,333 shares
-------- -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.0%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
================================================================================

=====================                                        ===================
CUSIP NO. 29669A 10 8                13D                     PAGE 7 OF 32 PAGES
=====================                                        ===================

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Robert T. Coneybeer
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) [_]
                                                                  (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) [_]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen
--------------------------------------------------------------------------------
                                7    SOLE VOTING POWER

    NUMBER OF                        0 shares
      SHARES                  ------ -------------------------------------------
   BENEFICIALLY                 8    SHARED VOTING POWER
     OWNED BY
       EACH                          6,643,333 shares
    REPORTING                 ------ -------------------------------------------
      PERSON                    9    SOLE DISPOSITIVE POWER
       WITH
                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     6,643,333 shares
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,643,333 shares
-------- -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.0%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
================================================================================

=====================                                        ===================
CUSIP NO. 29669A 10 8                13D                     PAGE 8 OF 32 PAGES
=====================                                        ===================

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Nancy L. Dorman
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) [_]
                                                                  (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) [_]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen
--------------------------------------------------------------------------------
                                7    SOLE VOTING POWER

    NUMBER OF                        0 shares
      SHARES                  ------ -------------------------------------------
   BENEFICIALLY                 8    SHARED VOTING POWER
     OWNED BY
       EACH                          6,643,333 shares
    REPORTING                 ------ -------------------------------------------
      PERSON                    9    SOLE DISPOSITIVE POWER
       WITH
                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     6,643,333 shares
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,643,333 shares
-------- -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.0%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
================================================================================

=====================                                        ===================
CUSIP NO. 29669A 10 8                13D                     PAGE 9 OF 32 PAGES
=====================                                        ===================

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Ronald H. Kase
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) [_]
                                                                  (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) [_]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen
--------------------------------------------------------------------------------
                                7    SOLE VOTING POWER

    NUMBER OF                        0 shares
      SHARES                  ------ -------------------------------------------
   BENEFICIALLY                 8    SHARED VOTING POWER
     OWNED BY
       EACH                          6,643,333 shares
    REPORTING                 ------ -------------------------------------------
      PERSON                    9    SOLE DISPOSITIVE POWER
       WITH
                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     6,643,333 shares
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,643,333 shares
-------- -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.0%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
================================================================================

=====================                                        ===================
CUSIP NO. 29669A 10 8                13D                     PAGE 10 OF 32 PAGES
=====================                                        ===================

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         C. Richard Kramlich
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) [_]
                                                                  (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) [_]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen
--------------------------------------------------------------------------------
                                7    SOLE VOTING POWER

    NUMBER OF                        0 shares
      SHARES                  ------ -------------------------------------------
   BENEFICIALLY                 8    SHARED VOTING POWER
     OWNED BY
       EACH                          6,643,333 shares
    REPORTING                 ------ -------------------------------------------
      PERSON                    9    SOLE DISPOSITIVE POWER
       WITH
                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     6,643,333 shares
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,643,333 shares
-------- -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.0%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
================================================================================

=====================                                        ===================
CUSIP NO. 29669A 10 8                13D                     PAGE 11 OF 32 PAGES
=====================                                        ===================

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Thomas C. McConnell
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) [_]
                                                                  (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) [_]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen
--------------------------------------------------------------------------------
                                7    SOLE VOTING POWER

    NUMBER OF                        0 shares
      SHARES                  ------ -------------------------------------------
   BENEFICIALLY                 8    SHARED VOTING POWER
     OWNED BY
       EACH                          6,643,333 shares
    REPORTING                 ------ -------------------------------------------
      PERSON                    9    SOLE DISPOSITIVE POWER
       WITH
                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     6,643,333 shares
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,643,333 shares
-------- -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.0%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
================================================================================

=====================                                        ===================
CUSIP NO. 29669A 10 8                13D                     PAGE 12 OF 32 PAGES
=====================                                        ===================

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Peter T. Morris
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) [_]
                                                                  (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) [_]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen
--------------------------------------------------------------------------------
                                7    SOLE VOTING POWER

    NUMBER OF                        0 shares
      SHARES                  ------ -------------------------------------------
   BENEFICIALLY                 8    SHARED VOTING POWER
     OWNED BY
       EACH                          6,643,333 shares
    REPORTING                 ------ -------------------------------------------
      PERSON                    9    SOLE DISPOSITIVE POWER
       WITH
                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     6,643,333 shares
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,643,333 shares
-------- -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.0%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
================================================================================

=====================                                        ===================
CUSIP NO. 29669A 10 8                13D                     PAGE 13 OF 32 PAGES
=====================                                        ===================

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Charles W. Newhall III
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) [_]
                                                                  (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) [_]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen
--------------------------------------------------------------------------------
                                7    SOLE VOTING POWER

    NUMBER OF                        10,000 shares
      SHARES                  ------ -------------------------------------------
   BENEFICIALLY                 8    SHARED VOTING POWER
     OWNED BY
       EACH                          6,643,333 shares
    REPORTING                 ------ -------------------------------------------
      PERSON                    9    SOLE DISPOSITIVE POWER
       WITH
                                     10,000 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     6,643,333 shares
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,653,333 shares
-------- -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.0%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
================================================================================

=====================                                        ===================
CUSIP NO. 29669A 10 8                13D                     PAGE 14 OF 32 PAGES
=====================                                        ===================

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Mark W. Perry
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) [_]
                                                                  (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) [_]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen
--------------------------------------------------------------------------------
                                7    SOLE VOTING POWER

    NUMBER OF                        0 shares
      SHARES                  ------ -------------------------------------------
   BENEFICIALLY                 8    SHARED VOTING POWER
     OWNED BY
       EACH                          6,643,333 shares
    REPORTING                 ------ -------------------------------------------
      PERSON                    9    SOLE DISPOSITIVE POWER
       WITH
                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     6,643,333 shares
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,643,333 shares
-------- -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.0%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
================================================================================

=====================                                        ===================
CUSIP NO. 29669A 10 8                13D                     PAGE 15 OF 32 PAGES
=====================                                        ===================

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Scott D. Sandell
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) [_]
                                                                  (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) [_]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen
--------------------------------------------------------------------------------
                                7    SOLE VOTING POWER

    NUMBER OF                        0 shares
      SHARES                  ------ -------------------------------------------
   BENEFICIALLY                 8    SHARED VOTING POWER
     OWNED BY
       EACH                          6,643,333 shares
    REPORTING                 ------ -------------------------------------------
      PERSON                    9    SOLE DISPOSITIVE POWER
       WITH
                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     6,643,333 shares
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,643,333 shares
-------- -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.0%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
================================================================================

=====================                                        ===================
CUSIP NO. 29669A 10 8                13D                     PAGE 16 OF 32 PAGES
=====================                                        ===================

================================================================================
   1     NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

         Eugene A. Trainor III
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                  (a) [_]
                                                                  (b) [_]
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------
   4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

         AF
-------- -----------------------------------------------------------------------
   5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) [_]

-------- -----------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States citizen
--------------------------------------------------------------------------------
                                7    SOLE VOTING POWER

    NUMBER OF                        0 shares
      SHARES                  ------ -------------------------------------------
   BENEFICIALLY                 8    SHARED VOTING POWER
     OWNED BY
       EACH                          6,643,333 shares
    REPORTING                 ------ -------------------------------------------
      PERSON                    9    SOLE DISPOSITIVE POWER
       WITH
                                     0 shares
                              ------ -------------------------------------------
                                10   SHARED DISPOSITIVE POWER

                                     6,643,333 shares
--------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         6,643,333 shares
-------- -----------------------------------------------------------------------
  12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS) [_]

-------- -----------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         26.0%
-------- -----------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         IN
================================================================================

                                  SCHEDULE 13D

Item 1.  Security and Issuer.
         -------------------

         This statement relates to the Common Stock, $.001 par value (the "Shares"), of Essential Therapeutics, Inc., formerly named Microcide Pharmaceuticals, Inc. (the "Issuer"), having its principal executive office at 78 Fourth Street, Waltham, MA 02451.


Item 2.  Identity and Background.
         -----------------------

         This statement is being filed by New Enterprise Associates 10, Limited Partnership ("NEA 10"), NEA Partners 10, Limited Partnership ("NEA Partners 10"), which is the sole general partner of NEA 10, and Stewart Alsop ("Alsop"),
M. James Barrett ("Barrett"), Peter J. Barris ("Barris"), Robert T. Coneybeer ("Coneybeer"), Nancy L. Dorman ("Dorman"), Ronald H. Kase ("Kase"), C. Richard Kramlich ("Kramlich"), Thomas C. McConnell ("McConnell"), Peter T. Morris ("Morris"), Charles W. Newhall III ("Newhall"), Mark W. Perry ("Perry"), Scott
D. Sandell ("Sandell") and Eugene A. Trainor III ("Trainor") (collectively, the "General Partners"). The General Partners are the individual general partners of NEA Partners 10. NEA 10, NEA Partners 10 and the General Partners are sometimes referred to collectively herein as the "Reporting Persons".

         The address of the principal business office of NEA 10, NEA Partners 10, Barrett, Dorman, Newhall and Trainor is New Enterprise Associates, 1119 St. Paul Street, Baltimore, MD 21202. The address of the principal business office of Alsop, Coneybeer, Kase, Kramlich, McConnell, Morris, Perry and Sandell is New Enterprise Associates, 2490 Sand Hill Road, Menlo Park, California 94025. The address of the principal business office of Barris is New Enterprise Associates, 11951 Freedom Drive, Suite 1240, Reston, Virginia 20190.

         The principal business of NEA 10 is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 10 is to act as the sole general partner of NEA 10. The principal business of each of the General Partners is to act as a general partner of NEA Partners 10 and a number of affiliated partnerships with similar businesses.

         During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Each of NEA 10 and NEA Partners 10 is a limited partnership organized under the laws of the State of Delaware. Each of the General Partners is a United States citizen.


Item 3.  Source and Amount of Funds or Other Consideration.
         -------------------------------------------------

         NEA 10 purchased 19,930 shares (the "Series B Shares") of Series B Convertible Redeemable Preferred Stock, $.001 par value per share (the "Series B Preferred Stock"), from the Issuer in a private transaction on October 24, 2001 for a total purchase price of $19,930,000; these Series B Shares were immediately convertible into an aggregate of 6,643,333 Shares (the "Record Shares"). The working capital of NEA 10 was the source of the funds for the purchase. No part of the purchase price paid by NEA 10 was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Record Shares.

Item 4.  Purpose of Transaction.
         ----------------------

         NEA 10 acquired the Series B Shares for investment purposes. Effective on the opening of business on April 14, 2003, the Shares were delisted from trading on The Nasdaq National Market because the Issuer no longer met certain of the Nasdaq's listing requirements.

         On April 21, 2003, Newhall resigned as a member of the board of directors of the Issuer.

         Also on April 21, 2003, NEA 10 delivered written notice to the Issuer that it was exercising its optional repurchase right under the terms of the Issuer's Certificate of Designation for the Series B Preferred Stock (the "Certification") and submitted all of NEA 10's Series B Shares for repurchase by the Issuer. The Certificate provides that the holders of the Series B Preferred Stock shall have the right to require the Issuer to repurchase all of the shares of outstanding Series B Preferred Stock, in cash at a price equal to 100% of the original purchase price of such Series B Preferred Stock, plus any declared and unpaid dividends upon the occurrence of certain events, including the delisting of the Issuer's Shares for trading on the National Market for any period of five consecutive trading days. The Issuer has publicly indicated that it does not have sufficient funds to repurchase NEA 10's Series B Shares and the shares of Series B Preferred Stock held by other parties who have also delivered a similar notice of repurchase to the Issuer. Furthermore, the Issuer has publicly indicated that it intends to work with the holders of the outstanding Series B Preferred Stock to develop a plan of reorganization as a means to satisfy the repurchase rights of the holders of the Series B Preferred Stock. Such plan of reorganization could result in certain events listed in the last paragraph of this Item 4.

         Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, NEA 10 may acquire or dispose of additional Shares of the Issuer.

         Except as set forth above, none of the Reporting Persons has any present plans which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

         (j)      Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.
         ------------------------------------

         (a) NEA 10 is the record owner of 19,930 Series B Shares, which are convertible into the Record Shares. As the sole general partner of NEA 10, NEA Partners 10 may be deemed to beneficially own the Record Shares. As the individual general partners of NEA Partners 10, each of the General Partners also may be deemed to beneficially own the Record Shares.

                  Newhall holds options to purchase 10,000 Shares (the "Option Shares"), which options are immediately exercisable. As an individual general partner of NEA Partners 10, which is the sole general partner of NEA 10, Newhall may be deemed to beneficially own the Record Shares and the Option Shares for a total of 6,653,333 Shares.

                  Each Reporting Person may be deemed to beneficially own 26.0% of the Shares. The foregoing percentage is calculated based upon 18,941,394 Shares of Common Stock reported to be outstanding in the Issuer's most recent Annual Report on Form 10-K as of March 25, 2003. Each of the Reporting Persons, except NEA 10, disclaims beneficial ownership of the Record Shares. Each of the Reporting Persons, except Newhall, disclaims beneficial ownership of the Option Shares.

         (b)      Regarding the number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote:

                        0 shares for each Reporting Person except Newhall; 10,000 Shares for Newhall.

                  (ii)  shared power to vote or to direct the vote:

                        6,643,333 for each Reporting Person.

                  (iii) sole power to dispose or to direct the disposition:

                        0 shares for each Reporting Person except Newhall; 10,000 Shares for Newhall.

                  (iv)  shared power to dispose or to direct the disposition:

                        6,643,333 for each Reporting Person.

         (c) Except as set forth above, none of the Reporting Persons has effected any transaction in the Shares during the last 60 days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Shares beneficially owned by any of the Reporting Persons.

         (e)      Not applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.
         -------------------------------------------------------------------

         NEA 10 has entered into a voting agreement, in the form attached hereto as Exhibit 1, whereby NEA 10 has agreed to provide the Company with a limited irrevocable proxy for the future vote of its Shares.


Item 7.  Material to be Filed as Exhibits.
         --------------------------------

         Exhibit 1 - Form of Voting Agreement

         Exhibit 2- Agreement regarding filing of joint Schedule 13D.

         Exhibit 3- Powers of Attorney regarding Schedule 13D filings.

                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:    April 25, 2003


NEW ENTERPRISE ASSOCIATES 10,
  LIMITED PARTNERSHIP

By:      NEA PARTNERS 10, LIMITED PARTNERSHIP
         General Partner


         By:              *
            ---------------------------------
            Nancy L. Dorman
            General Partner


NEA PARTNERS 10, LIMITED PARTNERSHIP


         By:              *
            ---------------------------------
            Nancy L. Dorman
            General Partner


         *
---------------------------------------------
Stewart Alsop


         *
---------------------------------------------
M. James Barrett


         *
---------------------------------------------
Peter J. Barris


         *
---------------------------------------------
Robert T. Coneybeer


         *
---------------------------------------------
Nancy L. Dorman


         *
---------------------------------------------
Ronald H. Kase

         *
---------------------------------------------
C. Richard Kramlich


         *
---------------------------------------------
Thomas C. McConnell


         *
---------------------------------------------
Peter T. Morris


         *
---------------------------------------------
Charles W. Newhall III


         *
---------------------------------------------
Mark W. Perry


         *
---------------------------------------------
Scott D. Sandell


         *
---------------------------------------------
Eugene A. Trainor III




                                             */s/ Louis S. Citron
                                             -----------------------------------
                                             Louis S. Citron
                                             As attorney-in-fact

                                                                       EXHIBIT 1
                                                                       ---------


                         MICROCIDE PHARMACEUTICALS, INC.

                                VOTING AGREEMENT

         THIS VOTING AGREEMENT (the "Agreement") is made and entered into as of this 24th day of October, 2001, by and between MICROCIDE PHARMACEUTICALS, INC., a Delaware corporation (the "Company"), and ______________ (the "Investor").

                                   WITNESSETH

         WHEREAS, the Investor is purchasing shares of the Company's Series B Convertible Redeemable Preferred Stock (the "Preferred Stock"), pursuant to that certain Subscription Agreement (the "Subscription Agreement") of even date herewith (the "Financing"); and

         WHEREAS, in connection with the consummation of the Financing, the Investor has agreed to provide the Company with a limited irrevocable proxy for the future voting of their Investor Shares.

         NOW, THEREFORE, in consideration of these premises and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                    AGREEMENT

1.       VOTING.

         1.1   INVESTOR SHARES.

               (a) The Investor agrees to hold all shares of Preferred Stock registered in its name or beneficially owned by it as of the date hereof (hereinafter collectively referred to as the "Investor Shares") subject to the provisions of this Agreement.

               (b) The Investor represents and warrants that he, she or it is the beneficial owner of the number and type of Investor Shares set forth on the signature page hereto as of the date hereof, does not beneficially own any other shares of capital stock of the Company and has full power and authority to make, enter into and carry out the terms of this Agreement and to grant the proxy described herein.

         1.2   PROXY.

               (a) The Investor hereby irrevocably constitutes and appoints the Chairman of the Board of Directors of the Company (in his or her capacity as such on behalf of the Company) such Investor's sole and exclusive, true and lawful proxy, attorney-in-fact and agent, with full power of substitution and resubstitution for such person and in such person's name, to vote all of the Investor Shares at every meeting of the stockholders of the Company, or by written consent without a meeting, for the sole purpose of voting the Investor Shares in the following manner:

                   (i) to vote "for" the election of directors of the Company any person nominated by the Board of Directors other than those persons to be elected to the Board of Directors by the holders of the Preferred Stock as a separate class pursuant to Section 12(c)(1) of the Certificate of Designations for the Preferred Stock (the "Certificate of Designations");

                   (ii) not to vote "for" the election of a director of the Company any person that has not been nominated by the Board of Directors other than those persons to be elected to the Board of Directors by the holders of the Preferred Stock as a separate class pursuant to Section 12(c)(1) of the Certificate of Designations; or

                   (iii) to vote "for" any proposal to remove as a director of the Company any director (other than those directors elected to the Board of Directors by the holders of Preferred Stock as a separate class pursuant to
Section 12(c)(1) of the Certificate of Designations), provided, that such proposal has been made, sponsored and submitted by, or at the direction of, the Board of Directors.

               (b) The Investor retains all other voting rights with respect to the Investor Shares except as set forth in Section 1.2(a).

               (c) The proxy and power of attorney granted herein is irrevocable and coupled with an interest. The Investor agrees not to take any actions contrary to the proxy granted herein or any other term or provision of this Agreement. The Investor agrees to execute and deliver any additional documents necessary or desirable, in the reasonable opinion of the Company, to carry out the intent of this Agreement.

         1.3 SUCCESSORS. The provisions of this Agreement shall be binding upon the successors in interest to, and to any transferee of, any of the shares of Preferred Stock. The Investor shall not sell, exchange, transfer, pledge or otherwise dispose, and the Company shall not permit the sale, exchange, transfer, pledge or other disposition, of any of the shares of Preferred Stock unless and until the person to whom such security is to be transferred shall have executed a written agreement, substantially in the form of this Agreement, pursuant to which such person becomes a party to this Agreement and agrees to be bound by all the provisions hereof as if such person were the Investor. Until the delivery by a transferee of such a written agreement, the Company shall not be obligated to transfer such shares of Preferred Stock on its books and records, nor shall the Company be required to issue any new certificates representing such shares.

         1.4 OTHER RIGHTS. Except as provided by this Agreement or any other agreement entered into in connection with the Financing, the Investor shall exercise the full rights of a holder of capital stock of the Company with respect to the Investor Shares.

2. TERMINATION. This Agreement shall continue in full force and effect from the date hereof through earlier of: (a) ten years from the date hereof and
(b) the date on which the Investor no longer holds any shares of Preferred
Stock.

3.       MISCELLANEOUS.

         3.1 SPECIFIC PERFORMANCE. The parties hereto hereby declare that it is impossible to measure in money the damages which will accrue to a party hereto or to their heirs, personal representatives, or assigns by reason of a failure to perform any of the obligations under this Agreement and agree that the terms of this Agreement shall be specifically enforceable. If any party hereto or his heirs, personal representatives, or assigns institutes any action or proceeding to specifically enforce the provisions hereof, any person against whom such action or proceeding is brought hereby waives the claim or defense therein that such party or such personal representative has an adequate remedy at law, and such person shall not offer in any such action or proceeding the claim or defense that such remedy at law exists.

         3.2 GOVERNING LAW. This Agreement, and the rights of the parties hereto, shall be governed by and construed in accordance with the laws of the State of Delaware as such laws apply to agreements among Delaware residents made and to be performed entirely within the State of Delaware.

         3.3 AMENDMENT OR WAIVER. This Agreement may be amended (or provisions of this Agreement waived) only by an instrument in writing signed by the Company and the Investor. Any amendment or waiver so effected shall be binding upon the Company, each of the parties hereto and any assignee of any such party.

         3.4 SEVERABILITY. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

         3.5 SUCCESSORS. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors, assigns, administrators, executors and other legal representatives.

         3.6 ADDITIONAL SHARES. In the event that subsequent to the date of this Agreement any shares or other securities are issued on, or in exchange for, any of the Investor Shares by reason of any stock dividend, stock split, combination of shares, reclassification or the like, such shares or securities shall be deemed to be included in the definition of Investor Shares for purposes of this Agreement.

         3.7 COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which will be deemed an original but all of which together shall constitute one and the same agreement.

         3.8 WAIVER. No waivers of any breach of this Agreement extended by any party hereto to any other party shall be construed as a waiver of any rights or remedies of any other party hereto or with respect to any subsequent breach.

         3.9 ATTORNEY'S FEES. In the event that any suit or action is instituted to enforce any provision in this Agreement, the prevailing party in such dispute shall be entitled to recover from the losing party all fees, costs and expenses of enforcing any right of such prevailing party under or with respect to this Agreement, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses of appeals.

         3.10 NOTICES. Any notices required in connection with this Agreement shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with written notification of receipt. All notices shall be addressed to the holder appearing on the books of the Company or at such address as such party may designate by ten (10) days advance written notice to the other parties hereto.

         3.11 ENTIRE AGREEMENT. This Agreement, along with the Subscription Agreement and each of the Annexes thereto, constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and thereof and no party shall be liable or bound to any other in any manner by any representations, warranties, covenants and agreements except as specifically set forth herein and therein.


                      [THIS SPACE INTENTIONALLY LEFT BLANK]

         IN WITNESS WHEREOF, the parties hereto have executed this VOTING AGREEMENT as of the date first above written.

COMPANY:                                       INVESTOR:

MICROCIDE PHARMACEUTICALS, INC.
                                               -------------------------------
                                               NAME OF INVESTOR



By:                                            By:
    ---------------------------                    ---------------------------

Name:                                          Name:
      -------------------------                      -------------------------

Title:                                         Title:
       ------------------------                       ------------------------

                                               Number of Shares:
                                                                 -------------

                                               Type of Shares:
                                                               ---------------

                                                                       EXHIBIT 2
                                                                       ---------

                                    AGREEMENT
                                    ---------

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13D need be filed with respect to the ownership by each of the undersigned of shares of stock of Essential Therapeutics, Inc.

         EXECUTED this 25th day of April, 2003.


NEW ENTERPRISE ASSOCIATES 10,
  LIMITED PARTNERSHIP

By:      NEA PARTNERS 10, LIMITED PARTNERSHIP
         General Partner


         By:              *
            ---------------------------------
            Nancy L. Dorman
            General Partner


NEA PARTNERS 10, LIMITED PARTNERSHIP


         By:              *
            ---------------------------------
            Nancy L. Dorman
            General Partner


         *
---------------------------------------------
Stewart Alsop


         *
---------------------------------------------
M. James Barrett


         *
---------------------------------------------
Peter J. Barris


         *
---------------------------------------------
Robert T. Coneybeer


         *
---------------------------------------------
Nancy L. Dorman


         *
---------------------------------------------
Ronald H. Kase

         *
---------------------------------------------
C. Richard Kramlich


         *
---------------------------------------------
Thomas C. McConnell


         *
---------------------------------------------
Peter T. Morris


         *
---------------------------------------------
Charles W. Newhall III


         *
---------------------------------------------
Mark W. Perry


         *
---------------------------------------------
Scott D. Sandell


         *
---------------------------------------------
Eugene A. Trainor III








                                               /s/ Louis S. Citron
                                               -------------------------------
                                               Louis S. Citron
                                               As attorney-in-fact



This Schedule 13D was executed by Louis S. Citron pursuant to a Power of Attorney which is being filed with the Securities and Exchange Commission with this Schedule 13D filing for Essential Therapeutics, Inc. and said Power of Attorney is incorporated herein by reference and a copy of which is attached as
Exhibit 3.

                                                                       EXHIBIT 3
                                                                       ---------


                                POWER OF ATTORNEY
                                -----------------

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman, Charles W. Newhall III, Louis S. Citron and Eugene A. Trainor III, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

         IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 1st day of January, 2001.

                                               /s/ Stewart Alsop II
                                               -------------------------------
                                               Stewart Alsop II


                                               /s/ Peter J. Barris
                                               -------------------------------
                                               Peter J. Barris


                                               /s/ Robert T. Coneybeer
                                               -------------------------------
                                               Robert T. Coneybeer


                                               /s/ Nancy L. Dorman
                                               -------------------------------
                                               Nancy L. Dorman


                                               /s/ Ronald Kase
                                               -------------------------------
                                               Ronald Kase


                                               /s/ C. Richard Kramlich
                                               -------------------------------
                                               C. Richard Kramlich


                                               /s/ Arthur J. Marks
                                               -------------------------------
                                               Arthur J. Marks


                                               /s/ Thomas C. McConnell
                                               -------------------------------
                                               Thomas C. McConnell

                                               /s/ Peter T. Morris
                                               -------------------------------
                                                    Peter T. Morris


                                               /s/ John M. Nehra
                                               -------------------------------
                                               John M. Nehra


                                               /s/ Charles W. Newhall III
                                               -------------------------------
                                               Charles W. Newhall III


                                               /s/ Mark W. Perry
                                               -------------------------------
                                               Mark W. Perry


                                               /s/ Scott D. Sandell
                                               -------------------------------
                                               Scott D. Sandell

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Nancy L. Dorman, Charles W. Newhall III, Louis S. Citron and Eugene A. Trainor III, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

         IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 19th day of October, 2001.

                                                   /s/ Michael James Barrett
                                                   ---------------------------
                                                   Michael James Barrett




                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that the person whose signature appears below hereby constitutes and appoints Nancy L. Dorman, Charles W. Newhall III and Louis S. Citron, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a general partner of any partnership, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the By-laws of the National Association of Securities Dealers, Inc., granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

         IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 21st day of April, 2002.


                                                   /s/ Eugene A. Trainor III
                                                   ---------------------------
                                                   Eugene A. Trainor III


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